SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

2nd April 2009

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

File No. 0-17630

CRH Notice of Annual

General Meeting, Proxy

Form and 2008 Final

Dividend Scrip Documentation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-            .

NOTICE OF MEETING

The Annual General Meeting of CRH plc will be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Wednesday, 6th May 2009 for the following purposes;

1.	To consider the Company’s financial statements and the Reports of the Directors and Auditors for the year ended 31st December 2008.

2.	To declare a dividend on the Ordinary Shares.

3.	To re-elect the following Directors:

Mr. W.P. Egan

Mr. J.M. de Jong

Mr. M. Lee

in accordance with Article 103

Mr. G.A. Culpepper

Mr. A. Manifold

Mr. W.I. O’Mahony

Mr. M.S. Towe

in accordance with Article 109.

4.	To authorise the Directors to fix the remuneration of the Auditors.

5.	To consider and, if thought fit, to pass as an Ordinary Resolution:

That the Ordinary share capital of the Company be increased to €320,000,000 by the creation of 265,000,000 Ordinary Shares of €0.32 each and the Income share capital of the Company be increased to € 20,000,000 by the creation of 265,000,000 Income Shares of €0.02 each, such new shares to rank pari passu in all respects with the existing Ordinary and Income Shares respectively.

6.	To consider and, if thought fit, to pass as an Ordinary Resolution:

That, in accordance with the powers, provisions and limitations of Article 11(d) of the Articles of Association of the Company, the Directors be and they are hereby authorised to allot relevant securities up to an aggregate nominal value of €77,691,855. This authority shall expire on the fifth anniversary of the date of the passing of this Resolution.

7.	To consider and, if thought fit, to pass as a Special Resolution:

That, in accordance with the powers, provisions and limitations of Article 11(e) of the Articles of Association of the Company, the Directors be and they are hereby empowered to allot equity securities for cash and in respect of sub-paragraph (iii) thereof up to an aggregate nominal value of €11,634,000. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2010 or 5th August 2010.

8.	To consider and, if thought fit, to pass as a Special Resolution:

That the Company be and is hereby authorised to purchase Ordinary Shares on the market (as defined in Section 212 of the Companies Act, 1990), in the manner provided for in Article 8A of the Articles of Association of the Company, up to a maximum of 10% of the Ordinary Shares in issue at the date of the passing of this Resolution. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2010 or 5th August 2010.

9.	To consider and, if thought fit, to pass as a Special Resolution:

That Article 8B of the Articles of Association of the Company be and is hereby amended by the deletion of paragraphs 8B(b)(i) and 8B(d) and the insertion of the following in their place:

“(i)	in the case of an Employee Share Scheme (as defined in paragraph (d) below), an amount equal to the price as provided for in such Employee Share Scheme, or”

“(d)

“Employee Share Scheme” means any scheme or plan which involves the appropriation or issue of Ordinary Shares or the issue of options to acquire Ordinary Shares in the Company and which has been approved by the Company’s shareholders in general meeting.”

10.	To consider and, if thought fit, to pass as a Special Resolution:

That the Company be and is hereby authorised to re-issue treasury shares (as defined in Section 209 of the Companies Act, 1990), in the manner provided for in Article 8B of the Articles of Association of the Company. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2010 or 5th August 2010.

11.	To consider and, if thought fit, to pass as an Ordinary Resolution:

That the Directors be and they are hereby authorised, pursuant to Article 135(b) of the Articles of Association of the Company, to exercise the powers contained in the said Article so that the Directors may offer to the holders of Ordinary Shares in the capital of the Company the right to elect to receive an allotment of additional Ordinary Shares credited as fully paid instead of cash in respect of all or part of any dividend or dividends falling to be declared or paid during the period commencing on the date of adoption of this Resolution and expiring on the date of the Annual General Meeting to be held in 2014 or such part of such dividend or dividends as the Directors may determine.

12.	To consider and, if thought fit, to pass as a Special Resolution:

That it is hereby resolved that, with effect from the implementation into Irish Law of Directive 2007/36/EC of the European Parliament and of the Council of 11th July 2007 on the exercise of certain rights of shareholders and listed companies, the provision in Article 61(a) allowing for the convening of Extraordinary General Meetings by at least 14 clear days’ notice (where such meetings are not convened for the passing of a Special Resolution) shall continue to be effective.

13.	To consider and, if thought fit, to pass as a Special Resolution:

That the Articles of Association of the Company be and are hereby amended by:-

(i)	the deletion of Articles 78 to 83 and the insertion in their place of the following new Articles 78 to 85:

“78.

Every member entitled to attend and vote at a general meeting may appoint a proxy or proxies to attend, speak and vote on his behalf provided that, where a shareholder appoints more than one proxy in relation to a general meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by him.

79.

A proxy shall have the right to exercise all or any of the rights of his appointor, or (where more than one proxy is appointed) all or any of the rights attached to the shares in respect of which he is appointed as the proxy to attend, and to speak and vote, at a general meeting of the Company. Unless his appointment provides otherwise, a proxy may vote or abstain at his discretion on any resolution put to the vote.

80.

The appointment of a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor. The signature on such appointment need not be witnessed. A body corporate may execute a form of proxy under its Common Seal or under the hand of a duly authorised officer thereof or in such other manner as the Directors may approve. A proxy need not be a member. The appointment of a proxy in electronic form shall only be effective in such manner as the Directors may approve.

81.

Where the appointment of a proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of that power or authority or any other proof or confirmation of that power or authority acceptable to the Directors is to be received by the Company:-

(i)	in physical form, it shall be deposited at the Office or at such other place or places (if any) as is specified for that purpose in, or by way of note to, the notice convening the meeting,

(ii)	in electronic form, it may be so received where an address has been specified by the Company for the purpose of receiving electronic communications:-

(a)	in the notice convening the meeting; or

(b)	in any appointment of proxy sent out by the Company in relation to the meeting; or

(c)	in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting;

provided that it is so received by the Company not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and, in default, the appointment of the proxy shall not be treated as valid PROVIDED THAT:

(a)

in the case of a meeting which is adjourned to, or a poll which is to be taken on, a date which is less than seven days after the date of the meeting which was adjourned or at which the poll was demanded, it shall be sufficient if the appointment of the proxy and any other authority and certification thereof as aforesaid is so received by the Company at the commencement of the adjourned meeting or the taking of the poll; and

(b)

an appointment of a proxy relating to more than one meeting (including any adjournment thereof) having once been so received for the purposes of any meeting shall not require to be delivered, deposited or received again for the purposes of any subsequent meeting to which it relates.

82.

Receipt by the Company of an appointment of a proxy in respect of a meeting shall not preclude a member from attending and voting at the meeting or at any adjournment thereof. However, if he votes in person on a resolution, then as regards that resolution his appointment of a proxy will not be valid.

83.

A vote given or poll demanded in accordance with the terms of an appointment of a proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the previous death, insanity or winding up of the principal or revocation of the proxy or of the authority under which the proxy or authority was executed or the transfer of the share in respect of which the proxy or authority is given, provided that no intimation in writing of such death, insanity, winding up, revocation, or transfer as aforesaid is received by the Company at the Office, at least forty-eight hours before the commencement of the meeting or adjourned meeting at which the proxy is used or at which the representative acts PROVIDED HOWEVER that where such intimation is given in electronic form it shall have been received by the Company at least twenty-four hours (or such lesser time as the Directors may specify) before the commencement of the meeting.

84.

The Directors may send, at the expense of the Company, by post, electronic mail or otherwise, to the members forms for the appointment of a proxy (with or without reply-paid envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative. The proxy form may make provision for three-way voting on all resolutions intended to be proposed, other than resolutions which are merely procedural. If, for the purpose of any meeting, invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy, but the accidental omission to issue such invitations to, or the non-receipt of such invitations by, any member shall not invalidate the proceedings at any such meeting.

BODIES CORPORATE ACTING BY REPRESENTATIVES AT MEETINGS

85.

Any body corporate which is a member of the Company may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or of any class of members of the Company, and any person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. Where a member appoints more than one representative in relation to a general meeting, each representative must be appointed to exercise the rights attached to a different share or shares held by the member.”;

(ii)	the deletion of the existing Article 34; and

(iii)	the renumbering of the Articles of Association and all cross references therein to reflect the amendments provided for in (i) and (ii) above.

Resolutions 1 to 4, 6 to 8 and 10 are Ordinary Business of the meeting. All other resolutions are Special Business.

For the Board, A. Malone, Secretary,

42 Fitzwilliam Square, Dublin 2.

1st April 2009

See notes overleaf

Notice of Meeting continued

Notes

(1)	The final dividend, if approved, will be paid on the Ordinary Shares on 11th May 2009.

(2)	Any member entitled to attend and vote at this Meeting may appoint a proxy who need not be a member of the Company.

(3)

To be valid, proxy forms must be received by the Company’s Registrar, Capita Registrars, either electronically or to P.O. Box 7117, Dublin 2 (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7 (if delivered by hand), not later than 11.00 a.m. on Monday, 4th May 2009.

(4)

Shareholders who wish to submit proxies via the internet may do so by accessing either CRH’s website and selecting “Registrars” under “Shareholder Services” in the Investor Relations section or by accessing the Registrars’ website, www.capitaregistrars.ie and selecting “login to Shareholder Services” under “On-line Services”. To submit a proxy on-line shareholders are initially required to register for the service.

(5)

CREST members may appoint one or more proxies through the CREST electronic proxy appointment service in accordance with the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further information on CREST procedures and requirements is contained in the CREST Manual. The message appointing a proxy(ies) must be received by the Registrar (ID 7RA08) not later than 11.00 a.m. on Monday, 4th May 2009. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Company may treat as invalid a proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996.

(6)

Pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6.00 p.m. on Monday, 4th May 2009 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

CRH plc    Form of Proxy for the Annual General Meeting to be held on 6th May 2009

Please indicate with an “X” in the boxes below how you wish your votes to be cast.

Resolutions to be voted on are set out in detail in the Notice of the Meeting.

		For	Against	Vote Withheld See Note 2	CRH plc Form of Proxy for Annual General Meeting

1.	Consideration of financial statements and Reports of Directors and Auditors	☐	☐	☐	I/We the undersigned being an Ordinary shareholder/ shareholders of the Company HEREBY APPOINT the duly appointed Chairman of the Meeting*

2.	Declaration of a dividend	☐	☐	☐

3.	Re-election of Directors:

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 11.00 a.m. on 6th May 2009 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions set out in the Notice convening the Meeting as instructed and in respect of other resolutions that may arise at the Meeting as the proxy thinks fit.

Names of all joint holders, if applicable (in block letters)

	(a) W.P. Egan	☐	☐	☐
	(b) J.M. de Jong	☐	☐	☐
	(c) M. Lee	☐	☐	☐
	(d) G.A. Culpepper	☐	☐	☐
	(e) A. Manifold	☐	☐	☐	1.
	(f) W.I. O’Mahony	☐	☐	☐	2.
	(g) M.S. Towe	☐	☐	☐	3.
4.	Remuneration of Auditors	☐	☐	☐	4.
5.	Increase in authorised share capital	☐	☐	☐	Signed:
6.	Authority to allot shares	☐	☐	☐
7.	Disapplication of pre-emption rights	☐	☐	☐	Date:

8.	Authority to purchase own Ordinary Shares	☐	☐	☐

9.	Amendment to Articles of Association re Treasury Shares	☐	☐	☐

10.	Authority to re-issue Treasury Shares	☐	☐	☐

11.	Authority to allot shares in lieu of cash dividends	☐	☐	☐

12.	Notice period for Extraordinary General Meetings	☐	☐	☐

13.	Amendments to Articles of Association	☐	☐	☐

Notes on completing proxy form:

1.

*If it is desired to appoint another person as proxy the words “the duly appointed Chairman of the Meeting” should be deleted and the name of the proxy, who need not be a shareholder of the Company, inserted instead.

2.

Please indicate how you wish your proxy to vote by placing an “x” in the appropriate box. The Vote Withheld option is provided to enable you to abstain on any particular resolution. It should be noted, however, that it is not a vote in law and will not be counted in the calculation of the proportion of the votes for and against the resolution. Unless otherwise directed and in respect of any other resolutions moved during the Meeting, the proxy will vote as he/she thinks fit or abstain from voting.

3.

This form of proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy thereof must be received by the Company’s Registrars, Capita Registrars, either electronically or to P.O. Box 7117, Dublin 2 (if delivered by post) or to Unit 5, Manor Street Business Park, Manor Street, Dublin 7 (if delivered by hand) not later than 11.00 a.m. on 4th May 2009.

4.	Shareholders, including CREST members, wishing to appoint a proxy electronically should refer to the notes to the Notice of the Annual General Meeting.

5.	Where the appointer is a body corporate this form must be under seal or under the hand of a duly authorised officer or attorney.

6.

In joint accounts the names of all joint holders should be stated. However, the vote of the senior shall be accepted to the exclusion of the votes of the other registered holders of the shares and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

7.	The return of a proxy form will not preclude any member from attending the Meeting, speaking and voting in person should he/she wish to do so.

CRH plc Annual General Meeting 2009          Holder Ref:

Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin,

6th May 2009 at 11.00 a.m.

Attendance Form Ordinary Shareholders

Please do not post this section of the form but present

it personally to gain admittance to the meeting

Signature:

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker, bank or other agent through or by whom the sale or transfer was effected without delay.

CRH plc The International Building Materials Group	Registered Office 42 Fitzwilliam Square Dublin 2 Ireland — TELEPHONE +353.1.634 4340 FAX +353.1.676 5013 E-MAIL crh42@crh.com WEBSITE www.crh.com

1st April 2009

To the holders of Ordinary Shares.

SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND OF 48.5 CENT PER SHARE TO BE PAID ON 11th MAY 2009

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offered to shareholders in respect of the final dividend of 48.5 cent per share to be paid on the Ordinary Shares on 11th May 2009, subject to the approval of the dividend at the Annual General Meeting to be held on 6th May 2009.

The price of one New Share will be € 13.83. Accordingly, your entitlement will be one New Share for every 35.644330 Ordinary Shares held where dividend withholding tax applies and for every 28.515464 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under “Basis of Calculation”.

The opportunity to receive New Shares instead of a cash dividend enables shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, as set out in a booklet dated September 2002, which has been sent to all shareholders. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the booklet which summarises the likely tax consequences. If you require an additional copy of the booklet please contact Capita Registrars at +353 1 8102400.

Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

Yours faithfully, K. McGowan Chairman

Registered in Dublin

No. 12965

—

DIRECTORS:

K. McGowan Chairman

M. Lee Chief Executive

G.A. Culpepper (USA)

W.P. Egan (USA)

U-H. Felcht (German)

N. Hartery

J.M. de Jong (Dutch)

A. Manifold

T.V. Neill

D.N. O’Connor

J.M.C. O’Connor

W.I. O’Mahony

M.S. Towe (USA)

Secretary A. Malone

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND FOR THE

YEAR ENDED 31st DECEMBER 2008

1.	Basis of Calculation

Shareholders on the Register on 13th March 2009, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the final dividend of 48.5 cent per Ordinary Share and a value for each New Share of €13.83. The value of a New Share has been calculated by reference to the average of the middle market quotations for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the three business days commencing on 11th March 2009, being the day on which the Ordinary Shares were first quoted ex-dividend. The entitlement is one New Share for every 35.644330 Ordinary Shares held where dividend withholding tax applies and for every 28.515464 Ordinary Shares held where the withholding tax does not apply.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and (b) trading on the main market of the Irish Stock Exchange and the London Stock Exchange’s market for listed securities. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the final dividend, all shareholders entitled thereto elected to receive New Shares instead of cash, a total of 18,668,971 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 2.73% in the Company’s existing issued Ordinary Share Capital excluding Treasury Shares. If all shareholders elected to receive cash the amount payable by the Company would be €258,191,871.

2.	Mandate Scheme

A Mandate may only be given in respect of all and not part of a shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Registrars by 12 noon on 24th April 2009 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with a Mandate in place will be notified in writing of each Scrip Dividend Offer and will receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Registrars, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2008 final dividend the latest time and date is 12 noon on 24th April 2009.

3.	If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 11th March 2009 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected.

4.	Timetable of Events

Ordinary Shares quoted ex-dividend	11th March 2009
Record Date for Dividend	13th March 2009
Despatch of this document with Election and Mandate Forms or Notices of Entitlement	1st April 2009
Latest date for receipt of completed Election and Mandate Forms	24th April 2009
Latest date for receipt of notices of revocation	24th April 2009
Annual General Meeting	6th May 2009
Despatch of dividend warrants in respect of dividends paid on Ordinary Shares	8th May 2009
Despatch of definitive Share Certificates for New Shares	8th May 2009
Dividend payment date	11th May 2009
CREST accounts credited with New Shares	11th May 2009
Dealings expected to commence in the New Shares	11th May 2009

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 11th March 2009 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected immediately.

CRH plc Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2. 2008 FINAL DIVIDEND - SCRIP DIVIDEND OFFER

Election and Mandate Form or Notice of Entitlement THE NOTES BELOW EXPLAIN HOW TO DEAL WITH THIS FORM
Box A Registered holding of Ordinary Shares on 13th March 2009	Box B Net cash dividend entitlement * €	Box C Maximum number of New Shares to which you are entitled	Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Box E Mark with an “X” to effect a mandate in respect of future dividends

*Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman’s Letter dated 1st April 2009 (the “Circular”) and the Terms and Conditions booklet dated September 2002 should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

HOW TO DEAL WITH THIS FORM

1	If the words “Already Mandated” are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:

	(i)	To receive your maximum entitlement to New Shares in respect of the final dividend: take no action.

or

	(ii)	To receive your dividend in cash: you must revoke the existing mandate in writing. (All joint holders must sign.)

2	If the words “Already Mandated” are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:

	(i)	To receive your maximum entitlement to New Shares instead of cash for the final dividend: sign and date this Form.

or

	(ii)	To receive your maximum entitlement to New Shares in respect of the final dividend and under any future Scrip Dividend Offer: place an “X” in Box E, sign and date this Form.

or

(iii)

To receive a combination of New Shares and cash in respect of the final dividend: insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form. The final dividend will be paid in cash in respect of the Ordinary Shares on which no election is made.

or

	(iv)	To receive your total final dividend in cash: take no action. Do not return this Form. The final dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii) your completed Form or your notice of revocation, as the case may be, should be sent to Capita Registrars, in the prepaid envelope provided, so as to arrive no later than 12 noon on 24th April 2009.

To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 13th March 2009, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the final dividend for the year ended 31st December 2008, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election. I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid. I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

Sign here ONLY if you are the person(s) named above.

(1) Signature:	(2) Signature:

(3) Signature:	(4) Signature:

Dated:	Daytime Tel. No.
(in case of queries)
Notes:	1. All joint holders must sign.
2. A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.
3. If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this form.

All enquiries regarding this Form should be addressed to Capita Registrars,

P.O. Box 7117, Dublin 2.Tel. (01) 8102400, Fax (01) 8102422

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company

(Registrant)

Date:	2nd April 2009	By:	/s/ Glenn Culpepper
G. Culpepper Finance Director